					Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges
(In millions, except ratio of earnings to fixed charges)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012
Consolidated income before provision (benefit) for income taxes and equity in net income of affiliates	$1,338.3	$1,031.5	$787.4	$610.1	$648.9
Fixed charges	124.6	128.8	110.2	107.5	86.2
Distributed income of affiliates	35.6	54.1	25.0	17.6	14.0
Earnings	$1,498.5	$1,214.4	$922.6	$735.2	$749.1

Interest expense	$82.5	$86.7	$67.5	$68.4	$49.9
Portion of lease expense representative of interest	42.1	42.1	42.7	39.1	36.3
Fixed charges	$124.6	$128.8	$110.2	$107.5	$86.2

Ratio of Earnings to Fixed Charges	12.0	9.4	8.4	6.8	8.7